Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Balance Sheets	2

Statements of Comprehensive Loss	3

Statements of Changes in Shareholders’ Equity (Deficiency)	4 – 5

Statements of Cash Flows	6 – 7

Notes to Financial Statements	8 – 16

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	September 30,		September 30,
	2018	2018	2019	2019
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	75,883	52,985	75,247	21,610
Other receivables	965	2,716	1,887	542

	76,848	55,701	77,134	22,152
LONG-TERM ASSETS:
Property, plant and equipment	28,249	24,175	34,324	9,857
Right-of-se assets	-	-	7,371	2,117
Other long term assets	740	888	507	146

	28,989	25,063	42,202	12,120

	105,837	80,764	119,336	34,272

CURRENT LIABILITIES:
Trade payables	20,723	1,732	1,552	446
Operaitng lease liability	-	-	697	200
Other payables	1,076	981	820	235

	21,799	2,713	3,069	881
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,643	12,930	14,454	4,151
Operaitng lease liability	-	-	6,898	1,981
Loan from others	94,360	42,770	108,353	31,118
Warrants	6,168	7,759	6,908	1,984
Accrued severance pay, net	82	81	87	25

	115,253	63,540	136,700	39,259
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 600,000,000 shares at September 30, 2019, 2018 (unaudited) and December 31, 2018; Issued and outstanding: 402,351,657, 261,419,599 and 261,41,599 shares at September 30, 2019, 2018 (unaudited) and December 31, 2018, respectively	*)-	*)-	*)-	*)-
Share premium	179,929	179,871	256,889	73,776
Accumulated deficit	(211,144)	(165,360)	(277,322)	(79,644)

	(31,215)	14,511	(20,433)	(5,868)

	105,837	80,764	119,336	34,272

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

November 20, 2019
Date of approval of the	Mark Germain	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Operating expenses:

Research and development, net of participations	71,913	4,347	16,133	45,297	37,037	10,637
Marketing, general and administrative	5,154	1,475	2,790	3,804	8,741	2,510

Total operating expenses	77,067	5,822	18,923	49,101	45,778	13,147

Operating loss	(77,067)	(5,822)	(18,923)	(49,101)	(45,778)	(13,147)

Financial income	2,936	3,729	169	9,817	193	55
Financial expense	(13,596)	(157)	(601)	(2,659)	(20,593)	(5,914)

Total financial income (expense), net	(10,660)	3,572	(432)	7,158	(20,400)	(5,859)

Loss and total comprehensive loss	(87,727)	(2,250)	(19,355)	(41,943)	(66,178)	(19,006)

Basic and diluted net loss per share (in NIS)	(0.34)	(0.01)	(0.05)	(0.16)	(0.23)	(0.07)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	261,419,599	261,419,599	377,899,911	261,419,599	290,794,601	290,794,601

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICINECY)

In thousands

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of January 1, 2019 (audited)	*)-	179,929	(211,144)	(31,215)

Issuance of ordinary shares, net of issuance costs	*)-	70,390	-	70,390

Exercise of options	*)-	1,402	-	1,402

Total comprehensive loss	-	-	(66,178)	(66,178)

Share-based compensation	-	5,168	-	5,168

Balance as of September 30, 2019	*)-	256,889	(277,322)	(20,433)

Balance as of September 30, 2019 (convenience translation into U.S. dollars (Note 2)	*)-	73,776	(79,644)	(5,868)

	Share capital	Share premium	Accumulated deficit	Total equity
	Unaudited
	N I S

Balance as of January 1, 2018 (audited)	*)-	179,669	(123,417)	56,252

Total comprehensive loss	-	-	(41,943)	(41,943)

Share-based compensation	-	202	-	202

Balance as of September 30, 2018	*)-	179,871	(165,360)	14,511

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of July 1, 2019	*)-	185,454	(257,967)	(72,513)

Issuance of ordinary shares, net of issuance costs	*)-	70,390	-	70,390

Total comprehensive loss	-	-	(19,355)	(19,355)

Share-based compensation	-	1,045	-	1,045

Balance as of September 30, 2019	*)-	256,889	(277,322)	(20,433)

	Share capital	Share premium	Accumulated deficit	Total equity
	Unaudited
	N I S

Balance as of July 1, 2018	*)-	179,821	(163,110)	16,711

Total comprehensive loss	-	-	(2,250)	(2,250)

Share-based compensation	-	50	-	50

Balance as of September 30, 2018	*)-	179,871	(165,360)	14,511

	Share capital	Share premium	Accumulated deficit	Total Equity (deficiency)
	Audited
	N I S

Balance as of January 1, 2018	*)-	179,669	(123,417)	56,252

Total comprehensive loss	-	-	(87,727)	(87,727)

Share-based compensation	-	260	-	260

Balance as of December 31, 2018	*)-	179,929	(211,144)	(31,215)

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Cash flows from operating activities:

Net loss	(87,727)	(2,250)	(19,355)	(41,943)	(66,178)	(19,006)

Adjustments to reconcile net (loss) to net cash used in operating activities:

Adjustments to profit and loss items:

Depreciation of property, plant and right of use asseets.	260	(179)	554	235	1,079	310
Net financial expenses (income)	(2,053)	(4,258)	3,207	(9,839)	6,586	1,891
Capital loss	597	634	-	634	-	-
Increase in liability with respect to loans from others	9,202	-	(2,618)	-	13,993	4,019
Increase in liability with respect to government grants	4,343	140	(167)	2,630	(189)	(54)
Share-based compensation	260	50	1,045	202	5,168	1,484
Change in accrued severance pay, net	(1)	2	1	(2)	5	1

	12,608	(3,611)	2,022	(6,140)	26,642	7,651

Changes in asset and liability items:

Decrease (increase) in other receivables	2,958	1,401	(629)	1,257	(922)	(265)
Increase (decrease) in trade payables	14,500	409	(6,425)	(4,441)	(19,171)	(5,506)
Increase (decrease) in other payables	416	201	(528)	321	(256)	(74)

	17,874	2,011	(7,582)	(2,863)	(20,349)	(5,845)

Cash paid and received during the period for:

Interest paid	(46)	(16)	(11)	(28)	(121)	(34)
Interest received	98	71	-	97	1	*)-

	52	55	(11)	69	(120)	(34)

Net cash flows used in operating activities	(57,193)	(3,795)	(24,926)	(50,877)	(60,005)	(17,235)

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Cash flows from investing activities:

Purchase of property and equipment	(23,731)	(5,936)	(2,164)	(19,633)	(6,441)	(1,850)
Proceeds from sale of property and equipment	137	50	-	50	-	-
Increase (decrease) in other long term assets	140	(8)	3	(8)	233	67

Net cash used in investing activities	(23,454)	(5,894)	(2,161)	(19,591)	(6,208)	(1,783)

Cash flows from financing activities:

Proceeds from loan from others	84,321	25,417	-	50,689	-	-
Lease hold payments			(314)		(943)	(271)
Proceeds from issuance of shares, net	-	-	70,390	-	70,578	20,269

Net cash provided by financing activities	84,321	25,417	70,076	50,689	69,635	19,998

Exchange differences on balances of cash and cash equivalents	827	(417)	(1,658)	1,382	(4,058)	(1,163)

Increase (decrease) in cash and cash equivalents	4,501	15,857	41,331	(18,397)	(636)	(183)
Balance of cash and cash equivalents at the beginning of the period	71,382	37,128	33,916	71,382	75,883	21,793

Balance of cash and cash equivalents at the end of the period	75,883	52,985	75,247	52,985	75,247	21,610

Non cash financing activities:

Exercise of options to public	-	-	-	-	1,214	349

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States.

d.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

e.	On June 19, 2017, the Company entered into a Finance Contract with The European Investment bank (EIB) for a total amount of € 20,000 (approximately $ 23,000) and up to 50% of the Company expected cost of developing and marketing the Company’s product candidate, M-001. In addition, EIB shall be entitled to the higher between 3% of any annual M-001 sales revenues for a period of ten years, or EIB realizing cash-on-cash Multiple of 2.8.

On April 22, 2019, the Committee of the European Investment Bank (EIB) agreed to extend the 2017 financing agreement to the Company by an additional € 4,000, signed on June 2019 (the “Amendment”). The funds will be used in support of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe.

According to the Amendment, EIB shall be entitled to, the higher between, 3% of any annual M-001 sales revenues for a period of twelve years or EIB realizing cash-on-cash Multiple of 2.8.

As of the reporting date , the Company received a total amout of € 20,000 (approximately $ 23,000) out of the 2017 financing agreement.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

f.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. On October 30, 2017, the Company announced the delisting procedure and timeline. On June 13, 2019, the Company issued 334,520 ordinary shares (equivalent to 8,363 NASDAQ listed ADSs) in consideration of NIS 188 (approximately $ 53).

g.	On July 16 2019, the Company closed a public offering and issued 3,057,466 NASDAQ listed ADSs (equivalent to 122,298,640 ordinary shares) and 18,298,898 ordinary shares (equivalent to 457,472 NASDAQ listed ADSs) in consideration of $ 20,000 (approximately NIS 71,300 million) to a number of investores.

Angels Investments in High Tech Ltd. (“AIHT”) exercised their option to purchase, under the same terms of the public offering, 2,203,640 ADSs and 141,538 ordinary shares offered in the public offering that were not purchased by other shareholders. In total, Mr. Nacht’s investment through AIHT in this offering was approximately $ 16,670, making AIHT a controlling shareholder (as defined under the Israeli Companies Law) with a holding of about 42% in BiondVax.

h.	In the nine months ended September 30, 2019, the Company incurred a loss of NIS 66,178 ($ 19,006) and negative cash flows from operating activities of NIS 60,005 ($ 17,235) and it has an accumulated deficit of NIS 277,322 ($ 79,644) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

Furthermore, the Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have the sufficient liquidity resources, the Company may not be able to continue the development of all its products or may be required to implement a cost reduction and may be required to delay part of its development program. The Company’s management and Board of Directors are in the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2019 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.482). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements, except as described below:

b.	Leases:

As detailed in paragraph c(1) below regarding the initial adoption of IFRS 16, “Leases” (“the Standard”), the Company chose to adopt the provisions of the Standard using the modified retrospective approach (without restatement of comparative figures).

The accounting policy on leases applied before December 31, 2018 is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Group are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The accounting policy on leases applied effective from January 1, 2019 is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to use an underlying asset for a period of time in exchange for consideration.

1.	The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset. The effect of the change in the index on current payments is recorded in profit or loss.

3.	Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability in the modified contract at the revised discount rate on the modification date and carries the change in the lease liability to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a profit or loss arising from the partial or full reduction in the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate on the modification date and carries the change in the lease liability to the right-of-use asset.

c.	Initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Initial adoption of IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the Standard”), which supersedes IAS 17, “Leases” (“the old Standard”), IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the Standard are as follows:

●	According to the Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the CPI or interest rates, but are based on performance or usage are recognized as an expense by the lessees as incurred or recognized as income by the lessors as earned.

●	In the event of changes in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	The Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

The Standard has been applied for the first time in these financial statements. As permitted by the Standard, the Company elected to adopt the provisions of the Standard using the modified retrospective method whereby the carrying amount of the right-of-use assets is identical to the carrying amount of the lease liability.

According to this approach, no comparative figures are restated. The carrying amount of the lease liability as of the date of initial adoption of the Standard is calculated using the Company’s incremental borrowing rate on the date of initial adoption of the Standard.

See details of the accounting policy applied from the date of initial adoption of the Standard in paragraph b above.

The main effect of the initial adoption of the Standard relates to existing leases in which the Company acts as lessee. According to the Standard, as explained in paragraph b above, excluding certain practical expedients, the Company recognizes for each lease contract in which it acts as lessee the carrying amount of the lease liability against the carrying amount of the right-of-use asset, as opposed to the accounting policy adopted in the old Standard according to which the lease payments in leases in which substantially all the risks and rewards incidental to ownership of the leased asset were not effectively transferred to the lessee were recognized as an expense in profit or loss using the straight-line method over the lease term.

Following are data relating to the initial adoption of the Standard as of January 1, 2019, in respect of existing leases as of that date:

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a)	Effects of the initial application of the Standard on the Company’s financial statements as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to IFRS 16
	NIS

As of January 1, 2019:

Non-current assets:
Right-of-use assets	-	8,084	8,084

Current liabilities:
Current maturity of lease liability	-	1,096	1,096

Non-current liabilities:
Lease liability	-	6,988	6,988

Accumulated deficit	(211,144)	-	(211,144)

b)	The Company hired an external valuation expert for determining the nominal interest rate for discounting its leases based on the companies’ financing risk, the average life of the leases and other economic variables. A weighted average incremental borrowing rate of 7.9% was used to discount future lease payments in the calculation of the lease liability on the date of initial adoption of the Standard.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c)	Reconciliation of total commitment for future minimum lease payments as disclosed in Note 12e to the annual financial statements as of December 31, 2018, to the lease liability as of January 1, 2019:

January 1, 2019
NIS

Total future minimum lease payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	10,932

Total undiscounted lease liabilities as per IFRS 16	10,932
Effect of discount of future lease payments at the Company’s incremental borrowing rate on initial date of adoption	(2,848)

Total lease liabilities resulting from initial adoption of IFRS 16 as of January 1, 2019	8,084

d)	Practical expedients applied in the initial adoption of the Standard:

(1)	The Company elected not to reassess based on the principles in the Standard whether contracts are or contain a lease, and instead continued to classify contracts as leases that were previously identified as leases under IAS 17.

(2)	The Company elected to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

(3)	The Company elected to rely on its assessment of whether leases are onerous by applying IAS 37, as an alternative to performing an impairment review of the right-of-use asset on the date of initial adoption.

(4)	The Company elected not to recognize a lease liability and right-of-use asset for leases whose term ends within 12 months of the date of initial adoption, and instead accounted for such leases as short-term leases.

(5)	The Company elected to exclude initial direct costs from the measurement of right-of-use assets at the date of initial adoption.

(6)	The Company elected to use hindsight in determining the lease term in contracts containing options to extend or terminate the lease.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 4:-	FINANCIAL INSTRUMENTS

Fair value measurement:

As of September 30, 2019, warrants liability is measured at fair value and classified as Level 1 while loans from others and government grant are classified as Level 2.

During the nine months of 2019 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

NOTE 5:-	SUBSEQUENT EVENT

On October 7 2019, the Company received the remaining € 4,000 EIB (see also Note 1e).

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